Exhibit 99.1

T 604.682.3701	Suite 900, 572 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

May 5, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON CLARIFIES TECHNICAL DISCLOSURE
RELATED TO ITS CONGRESS PROPERTY

Levon Resources Ltd. (“Levon” or the “Company”) is issuing the following news release to clarify its technical disclosure regarding the Congress property as a result of a review by the British Columbia Securities Commission.

Presently, the Company’s only material property is the Cordero-Sanson Property ("Cordero") 37 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.  The Company acquired a 51% interest in Cordero pursuant to an agreement it entered into with Valley High Ventures Ltd. (“VHV”) in February, 2009, and acquired the remaining 49% of Cordero which it did not own through the acquisition of VHV in March, 2011.

Prior to the Company’s acquisition of its interest in Cordero, the Company’s sole material property was the Congress property, located near Carpenter Lake, British Columbia (“Congress”).  Congress was the subject of a technical report prepared in November 2005, as filed on SEDAR (the "Congress Technical Report"), which classified and restated historical resource estimates as current resources estimates in a manner not in compliance with the requirements of National Instrument 43-101.

This non-compliant disclosure regarding the Congress property was subsequently replicated in certain of the Company's continuous disclosure documents, including (a) the Company’s annual information form for the year ended March 31, 2010 (the "AIF")); (b) certain news releases of the Company (including those dated November 23, 2005 and October 10, 2006) and (c) in disclosure contained on the Company's website (including investor materials disclosing a current resource estimate of 194,000 ounces of gold).

The currently available information on the Congress property is inadequate to support the disclosure of mineral resources, and any prior disclosure made by the Company indicating otherwise should be disregarded and should not be relied upon.

The Company formally retracts all disclosure of any current resource estimates on the Congress property, has removed all such disclosure from its website, and will refile on SEDAR its annual information form for the year ended March 31, 2010 to reflect the retraction of such non-compliant disclosure.

The Company has no plans to carry out additional exploration programs on the Congress property at this time.

Vic Chevillon, MA, CPG, Vice President of Exploration for Levon, is a qualified person within the context of National Instrument 43-101 and has read and takes responsibility for this news release.

About Levon Resources Ltd.:

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.
“Ron Tremblay”
__________________________________
Ron Tremblay, President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.

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